FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of September 2003.

Total number of pages: 4.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number
1. [Offer Price and Disposal Price Determined]	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:    September 2, 2003

Tokyo, 2 September 2003

Nomura Announces Offer Price and Disposal Price Determined

Nomura Holdings, Inc. (the “Company”) has determined the offer price of the secondary offering of its shares currently held by Resona Bank, Ltd., the disposal price of treasury shares, and other terms, which were undetermined in connection with the secondary offering of the Company’s shares resolved at a meeting of the Company’s Executive Management Board held on August 22, 2003.

Offer Price and Disposal Price Determined

I.	Secondary offering

1. Secondary offering of our shares
(1) Number of shares to be offered and sold:
31,061,000 shares of common stock of the Company (the “Shares”)
(2) Offer price:	Japanese yen 1,792-
(3) Aggregate offer price:	Japanese yen 55,661,312,000-
(4) Subscription period:	From 3 September 2003 to 5 September 2003
(5) Delivery date:	11 September 2003

2. Secondary offering conducted by exercise of over-allotment option (1) Number of shares to be offered and sold:

4,650,000 shares of common stock of the Company
(2) Offer price:	Japanese yen 1,792-
(3) Aggregate offer price:	Japanese yen 8,332,800,000-
(4) Subscription period:	From 3 September 2003 to 5 September 2003
(5) Delivery date:	11 September 2003

II. Disposal of treasury shares

(1) Disposal price:	Japanese yen 1,713.28
(2) Aggregate disposal price:	Japanese yen 7,966,752,000-

<Supplemental Information>

1. Calculation of offer price:

Calculation date and closing price:	6 September 2003	Yen 1,838-
Applied discount rate:	2.50%

The purpose of this press release is to make a general public announcement of the secondary offering of the Shares. It has not been prepared for the purpose of soliciting investments in the Shares.

This press release does not constitute an offer of securities in the United States. The Shares offered in the secondary offering have not been, and will not be, registered under the United States Securities Act of 1933. The Shares may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
Tsukasa Noda	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

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